Dreyfus
Municipal Income, Inc.

SEMIANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus.
A MELLON FINANCIAL COMPANY℠

Dreyfus Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Statement of Investments

17   Statement of Assets and Liabilities

18   Statement of Operations

19   Statement of Changes in Net Assets

20   Financial Highlights

22   Notes to Financial Statements

29   Officers and Directors

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Income, Inc., covering the six-month period from October 1, 2005, through March 31, 2006.

Although short-term interest rates continued to rise steadily over the past six months, municipal bonds prices declined only slightly, primarily due to robust investor demand for a more limited supply of newly issued securities. However, longer-maturity bonds generally held more of their value than short- and intermediate-term securities. As a result, yield differences between two-year and 30-year high-grade municipal bonds narrowed to slightly more than half a percentage point as of the end of the reporting period, which was steeper than the U.S. Treasury yield curve but still considerably narrower than historical norms.

Recent economic data have been mixed and inflation appeared to remain contained at the end of the first quarter, conditions that could continue to support longer-term bond prices. In addition, our chief economist, Richard Hoey, currently expects continued economic growth, with any slack in consumer spending likely to be taken up by corporate capital investment, exports and non-residential construction. However, if yield differences among tax-exempt bonds widen and move closer to historical averages, shorter maturities may begin to fare better than longer maturities. As always, we encourage you to talk with your financial advisor to discuss investment options and portfolio allocations that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus Municipal Income, Inc. perform during the reporting period?

For the six-month period ended March 31, 2006, the fund achieved a total return of 1.75%.[1] During the same period, the fund provided income dividends of $0.27 per share, which is equal to a distribution rate of 6.06%.[2]

Despite rising interest rates throughout the reporting period, longer-term municipal bond prices continued to hold up relatively well due to persistently low inflation and robust investor demand. Although the fund fared well in this environment due to strong income from its seasoned, core holdings, the fund reduced its dividend declared in January due to lower levels of investment income from newly purchased securities and higher borrowing costs associated with rising short-term interest rates on the fund's auction preferred stock.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital from a portfolio that, under normal market conditions, invests at least 80% of the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then–current interest–rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

The reporting period generally continued to be characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.75% by the reporting period's end. Short-term municipal bond yields rose along with the Fed's interest-rate target. While longer-term bond yields also climbed somewhat, they rose less than short-term yields, contributing to a further narrowing of yield differences (known as "spreads") between the short and long ends of the market's maturity range. However, market volatility increased during the reporting period when the retirement of Fed Chairman Alan Greenspan and the appointment of his successor, Ben Bernanke, added a degree of uncertainty to the outlook for interest rates.

In addition, the fund's results were influenced by supply-and-demand factors within the municipal bond market. The steadily growing U.S. economy benefited the fiscal conditions of most states and municipalities, helping to reduce unemployment and boost corporate and personal incomes. Consequently, many states enjoyed higher tax revenues, reducing their borrowing needs. However, investor demand generally remained robust, putting downward pressure on bond yields and supporting their prices.

In this environment, the fund continued to receive strong income contributions from its core holding of seasoned bonds, which were purchased with significantly higher yields than are available today. Some of those holdings were redeemed early, or "called," by their issuers during the reporting period. Because we were unable to find securities with comparable yields and prices in today's marketplace, the fund generated incrementally less income, contributing to an adjustment in the fund's dividend distribution rate in January.

When making new purchases, we generally maintained our strategy of emphasizing bonds with maturities toward the longer end of the maturity range. We focused mainly on premium-priced bonds that are subject to redemption prior to maturity. In our view, bonds with these characteristics are likely to retain their value should interest rates continue to rise.

What is the fund's current strategy?

Although some analysts recently have forecast the impending end of the Fed's credit tightening campaign, recent strong economic data suggest to us that some additional rate-hikes may be expected over the months ahead. Therefore, we generally have maintained the fund's investment posture, emphasizing longer-term securities bearing premium dollar price structures over shorter-term ones. In addition, we have adopted a relatively defensive "average duration" in order to manage effectively the fund's overall sensitivity to changing interest rates. However, we are watching the economy and municipal bond market carefully, and we are prepared to adjust our strategies when we see more definite evidence that short-term interest rates have peaked.

April 17, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

March 31, 2006 (Unaudited)

Long-Term Municipal Investments—146.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—8.8%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	4,000,000	4,302,320
Jefferson County, Sewer Revenue, Capital Improvement (Insured; FGIC)	5.75	2/1/09	7,500,000 [a]	7,991,325
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/31	4,620,000	5,011,406
Alaska—3.6%				
Alaska Housing Finance Corp., General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	7,061,234
Arkansas—1.5%				
Independence County, PCR (Entergy Arkansas Inc. Project)	5.00	1/1/21	3,000,000	3,037,560
California—13.0%				
ABAG Financial Authority for Nonprofit Corps., Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,169,750
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,000,000	5,002,450
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,767,275
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 [a]	3,965,862
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,598,187
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/45	3,500,000	3,560,270

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.80	6/1/42	3,000,000	3,583,230
Colorado—4.5%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 [a]	3,167,149
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,129,841
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,480,000 [b]	2,526,500
District of Columbia—2.0%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	2,080,000	2,209,938
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	1,650,000	1,689,187
Florida—1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,500,000	1,584,705
South Lake County Hospital District, Revenue (South Lake Hospital Inc.)	5.80	10/1/34	1,095,000	1,136,117
Georgia—.5%				
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/19	1,000,000	1,031,950
Illinois—10.5%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 [a]	4,066,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 [a]	347,590
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	65,000	65,614
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 [a]	6,381,914
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 [a]	7,654,640
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 [a]	2,227,340
Indiana—1.4%				
Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	2,500,000 [a]	2,776,725
Kansas—1.3%				
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,566,375
Maryland—5.0%				
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 [a]	2,201,300
Maryland Health and Higher Educational Facilities Authority, Revenue (The John Hopkins University Issue)	6.00	7/1/09	7,000,000 [a]	7,569,450
Massachusetts—7.8%				
Massachusetts Bay Transportation Authority, Assessment	5.00	7/1/14	5,000,000 [a]	5,353,550
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	2,021,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health)	6.00	7/1/31	2,500,000	2,653,125
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,349,437
Michigan—3.6%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/47	2,200,000	2,270,862
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,785,000	4,724,661
Minnesota—1.4%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 [a]	2,702,632
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Services)	6.38	11/15/29	80,000	86,166
Mississippi—3.1%				
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project)	5.88	4/1/22	6,000,000	6,060,000
Missouri—4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,516,275
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,605,150

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri (continued)				
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 [a]	2,781,050
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	195,000	196,652
Nevada–2.2%				
Clark County, IDR (Southwest Gas Corp.) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,364,960
New Jersey–.8%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,656,416
New Mexico–2.5%				
Farmington, PCR (Public Service Co. San Juan)	6.30	12/1/16	3,000,000	3,101,310
New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,790,000	1,827,751
New York–2.3%				
Long Island Power Authority, Electric System Revenue	5.00	9/1/27	1,500,000	1,541,550
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/27	2,930,000	2,946,496
North Carolina–6.0%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project)	5.75	8/1/35	1,500,000	1,573,425

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina (continued)				
North Carolina Capital Facilities Finance Agency, Revenue (Duke University Project)	5.25	7/1/42	5,000,000	5,225,950
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	3,092,910
North Carolina Housing Finance Agency (Home Ownership)	6.25	1/1/29	1,860,000	1,926,793
Ohio—4.8%				
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,373,700
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	180,000	181,136
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	3,590,000	3,845,895
Oklahoma—1.4%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,500,000	2,658,325
Pennsylvania—7.7%				
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) (Insured; FGIC)	5.00	11/1/38	3,375,000	3,458,801
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,518,375
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	7,750,000	8,249,487

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina—9.4%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,042,350
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 [a]	2,695,375
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,533,355
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,109,380
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,182,450
Texas—13.6%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,514,125
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/25	2,500,000	2,747,525
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare)	6.38	6/1/11	3,565,000 [a]	4,010,732
Industrial Development Corp. of Port of Corpus Christi, Revenue (Valero Refining and Marketing Co. Project)	5.40	4/1/18	2,350,000	2,449,899
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corp. Project)	5.65	12/1/22	4,500,000	4,734,090
Sabine River Authority, PCR (TXU Energy Co. LLC Project)	6.15	8/1/22	2,500,000	2,732,125

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas (Veterans Housing Assistance Program)	6.10	6/1/31	7,000,000	7,372,470
Utah−1.6%				
Carbon County, SWDR (Sunnyside Cogeneration)	7.10	8/15/23	2,765,000	2,949,370
Utah Housing Finance Agency, Single Family Mortgage (Collateralized; FHA)	6.00	1/1/31	290,000	291,183
Vermont−1.2%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,669,320
Vermont Housing Finance Agency, Single Family Housing (Insured; FSA)	6.40	11/1/30	645,000	646,548
Washington−2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,359,900
West Virginia−3.9%				
Braxton County, SWDR (Weyerhaeuser Co. Project)	5.80	6/1/27	7,450,000	7,643,253
Wisconsin−5.1%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,799,550
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc,)	5.60	2/15/29	4,975,000	5,096,689
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,074,160
Wyoming−.8%				
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	1,500,000	1,558,890

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—7.0%				
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.67	7/1/38	4,000,000 ^{c,d}	4,234,480
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.67	7/1/38	5,000,000 ^{c,d}	5,293,100
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	6.52	7/1/15	4,000,000 ^{c,d}	4,267,840
Total Long-Term Municipal Investments (cost $270,948,766)				**288,256,053**
Short-Term Municipal Investment—2.0%				
Louisiana;				
New Orleans, Sewerage Service, BAN (cost $3,954,000)	2.97	7/26/06	4,000,000	**3,952,760**
Total Investments (cost $274,902,766)			**148.5%**	**292,208,813**
Cash And Receivables (Net)			**2.3%**	**4,602,988**
Preferred Stock, at redemption value			**(50.8%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**196,811,801**

^a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

^b *Non-income producing security; interest payment in default.*

^c *Inverse floater security—the interest rate is subject to periodic change periodically.*

^d *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $13,795,420 or 7.0% of net assets applicable to common shareholders.*

^e *At March 31, 2006, the fund had $51,850,880 or 26.3% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	21.6
AA		Aa		AA	18.0
A		A		A	28.7
BBB		Baa		BBB	25.1
B		B		B	1.2
F1		MIG1/P1		SP1/A1	1.4
Not Rated ƒ		Not Rated ƒ		Not Rated ƒ	4.0
					100.0

† Based on total investments.

ƒ Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	274,902,766	292,208,813
Cash		4,941
Interest receivable		4,891,508
Prepaid expenses		3,924
		297,109,186
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		186,930
Dividends payable to Preferred Shareholders		16,640
Commissions payable		7,413
Accrued expenses		86,402
		297,385
Auction Preferred Stock, Series A and B, par value $.001 per share (4000 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		**100,000,000**
Net Assets applicable to Common Shareholders ($)		**196,811,801**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (20,589,320 shares issued and outstanding)		20,589
Paid-in capital		185,575,995
Accumulated distributions in excess of investment income–net		(68,419)
Accumulated net realized gain (loss) on investments		(6,022,411)
Accumulated net unrealized appreciation (depreciation) on investments		17,306,047
Net Assets applicable to Common Shareholders ($)		**196,811,801**
Shares Outstanding		
(110 million shares authorized)		20,589,320
Net Asset Value, per share of Common Stock ($)		**9.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**8,038,264**
Expenses:	
Management fee–Note 3(a)	1,038,944
Commission fees–Note 1	132,880
Prospectus and shareholders' reports	32,447
Professional fees	31,197
Custodian fees–Note 3(b)	26,428
Shareholder servicing costs–Note 3(b)	23,024
Registration fees	8,333
Directors' fees and expenses–Note 3(c)	4,548
Interest expense–Note 2	776
Miscellaneous	19,015
Total Expenses	**1,317,592**
Investment Income–Net	**6,720,672**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	273,347
Net unrealized appreciation (depreciation) on investments	(2,611,513)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,338,166)**
Dividends on Preferred Stock	**(1,399,503)**
Net Increase in Net Assets Resulting from Operations	**2,983,003**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Operations ($):		
Investment income–net	6,720,672	13,930,895
Net realized gain (loss) on investments	273,347	238,665
Net unrealized appreciation (depreciation) on investments	(2,611,513)	4,113,220
Dividends on Preferred Stock	(1,399,503)	(1,996,049)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,983,003**	**16,286,731**
Dividends to Common Shareholders from ($):		
Investment income–net	**(5,559,116)**	**(12,677,010)**
Capital Stock Transactions ($):		
Dividends reinvested	**–**	**383,217**
Total Increase (Decrease) in Net Assets	**(2,576,113)**	**3,992,938**
Net Assets ($):		
Beginning of Period	199,387,914	195,394,976
End of Period	**196,811,801**	**199,387,914**
Undistributed (distribution in excess of) investment income–net	(68,419)	169,528
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**–**	**40,170**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	9.68	9.51	9.51	9.78	9.66	8.82
Investment Operations:						
Investment income−net	.33[b]	.68[b]	.69[b]	.72[b]	.76[b]	.74
Net realized and unrealized gain (loss) on investments	(.18)	.21	.09	(.24)	.00[c]	.79
Dividends on Preferred Stock from Investment income−net	(.07)	(.10)	(.06)	(.07)	(.08)	(.16)
Total from Investment Operations	.08	.79	.72	.41	.68	1.37
Distributions to Common Shareholders:						
Dividends from investment income−net	(.27)	(.62)	(.72)	(.68)	(.56)	(.53)
Capital Stock transactions, net of effect of Preferred Stock Offering	−	−	−	−	−	.00[c]
Net asset value, end of period	9.56	9.68	9.51	9.51	9.78	9.66
Market value, end of period	8.91	9.35	10.25	9.69	9.60	8.71
Total Return (%)[d]	(1.82)[e,f]	(2.58)	14.08	8.48	17.28	17.55

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002[a]	2001
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets applicable to Common Stock[e]	1.34[f]	1.32	1.31	1.33	1.33	1.39
Ratio of net investment income to average net assets applicable to Common Stock[e]	6.82[f]	7.03	7.29	7.60	7.93	7.97
Ratio of total expenses to total average net assets	.89[f]	.88	.87	.88	.87	.91
Ratio of net investment income to total average net assets	4.53[f]	4.67	4.81	5.02	5.23	5.21
Portfolio Turnover Rate	4.30[g]	12.62	6.72	9.88	5.32	15.27
Asset coverage of Preferred Stock end of period	297	299	295	294	299	297
Net Assets, net of Preferred stock, end of period ($ x 1,000)	196,812	199,388	195,395	194,390	199,361	196,952
Preferred Stock outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000	100,000

[a] *As required, effective October 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended September 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Calculated based on market value.*

[e] *Does not reflect the effect of dividends to Preferred Stockholders.*

[f] *Annualized.*

[g] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when–issued or delayed–delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 29, 2006, the Board of Directors declared a cash dividend of $.041 per share from investment income-net, payable on April 27, 2006 to Common Shareholders of record as of the close of business on April 12, 2006.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days for Series A and Series B. The dividend rates in effect at March 31, 2006 were as follows: Series A 3.00% and Series B 3.15%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has unused capital loss carryover of $6,374,256 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2005. If not applied, $909,749 of the carryover expires in fiscal 2008, $619,742 expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2005 was as follows: tax exempt income $14,673,059. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily borrowings outstanding under the line of credit during the period ended March 31, 2006, was approximately $18,900 with a related weighted average annualized interest rate of 4.11%

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended March 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $9,040 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $26,428 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $1,910 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $176,908, chief compliance officer fees $1,910, custodian fees $3,173 and transfer agency per account fees $4,939.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $12,411,578 and $16,018,340, respectively.

At March 31, 2006, accumulated net unrealized appreciation on investments was $17,306,047, consisting of $17,640,693 gross unrealized appreciation and $334,646 gross unrealized depreciation.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

OFFICERS AND DIRECTORS

Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard★
Arthur A. Hartman
George L. Perry★
★ *Auction Preferred Stock Directors*

Officers

President
    Stephen E. Canter
Executive Vice Presidents
    Stephen R. Byers
    Joseph P. Darcy
Vice President
    Mark N. Jacobs
Vice President and Secretary
    Michael A. Rosenberg
Vice President and Assistant Secretaries
    James Bitetto
    Joni Lacks Charatan
    Joseph M. Chioffi
    Janette E. Farragher
    John B. Hammalian
    Robert R. Mullery
    Jeff Prusnofsky
Treasurer
    James Windels
Assistant Treasurers
    Erik D. Naviloff
    Gavin C. Reilly
    Robert Robol
    Robert Svagna
Chief Compliance Officer
    Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Scott Sprauer
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
Municipal Income, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0424SA0306